

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2012

Via E-mail
Daniel J. Churay
Executive Vice President and General Counsel
MRC Global Inc.
2 Houston Center
909 Fannin, Suite 3100
Houston, TX 77010

> **Re: MRC Global Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 6, 2012**
> **File No. 333-178980**

Dear Mr. Churay:

We have reviewed your supplemental responses and the above referenced filing, and we have the following comments.

General

1. If you present Return on Net Assets which you compute based on Adjusted EBITDA, please clearly show the calculations to arrive at these percentages as well as provide the disclosures called for by Item 10(e) of Regulation S-K. Given that this measure does not appear to be computed as commonly defined, please re-title this measure as well.

2. Please ensure that you separately present each of the components of stockholders' equity on the face of your pro forma balance sheet in a similar manner to your capitalization table on page 44.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Michael A. Levitt, Esq., (*via e-mail*)
   Fried, Frank, Harris, Shriver & Jacobson LLP